F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

September 14, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: John Reynolds, Assistant Director

Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re: Thrifty Printing, Inc.

Amendment No. 4 to Form SB-2 Registration Statement

File No. 333-122005

Further to your letter dated August 22, 2005, enclosed please find three clean copies and three blacklined copies (hard copies) of the amendment No. 4 of Form SB-2 Registration Statement, filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, all including Exhibits.

The Company has incorporated your requested changes, and the following is the Company's response using the same numbering system as in your July 19, 2005 letter.

General

  It is revised in accordance with your comments.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

  Fraser and Company LLP
  September 14, 2005

  Prospectus Summary

  Our Business page 4

  It is revised in accordance with your comments.

  Number of Shares Being Offered, page 4

  The cross-references are deleted.

  Risk Factors, page 5

  Risks Associated with Our Common Stock, page 8

  It is revised in accordance with your comments.

  Securities & Exchange Commission's Public Reference, page 10

  Your new address is included.

  Description of Business, page 18

  Marketing, page 19

  It is revised to show that the Company will raise the additional funds.

  It is described that the Company will list its website address on Google and Yahoo in October 2005.

  Competition, page 20

  The previous statement is removed and a new statement is included.

  The statement is removed as per your comments.

  Growth Strategy, page 21

  The Company's plans regarding website affiliates is described therein.

  Management's Discussion & Analysis & Plan of Operation, page 22

  The statement is revised.

  The statement about orders is deleted because the statement did not make sense and was confusing.

  It is revised in accordance with your comments.

  Fraser and Company LLP
  September 14, 2005

  It is revised in accordance with your comments.

  It is revised in accordance with your comments.

  It is revised in accordance with your comments.

  It is revised in accordance with your comments.

  It is described therein as to how the Company will obtain additional funding.

  Cash Requirements, page 23

  It is described therein as to what stage in the business plan the Company will generate revenues.

  It is explained why the Company is not raising capital at this point.

  It is reconciled.

  Research and Development, page 24

  It is revised in accordance with your comments.

  Reports to Security Holders/Where You Can Find More Information, page 28

  The Commission's new address is included.

  Financial Statements

  The Company's unaudited financial statements as of June 30, 2005 as well as the consent of the independent accountant are included.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669.5791.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

dlm

encls.